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                                                                      EXHIBIT 11

             QUICKTURN DESIGN SYSTEMS FILES LAWSUIT IN DELAWARE
                           AGAINST MENTOR GRAPHICS

SAN JOSE, CALIF. - August 25, 1998 - Quickturn Design Systems, Inc. (Nasdaq:QKTN) today announced that it has filed counterclaims against Mentor Graphics Corporation (Nasdaq:MENT) and its wholly owned subsidiary, MGZ Corporation, (collectively "Mentor") in the United States District Court for the District of Delaware. Among other things, Quickturn alleges that Mentor's
Schedule 14D-1 and solicitation of agent designations filed with the Securities and Exchange Commission are false and misleading. In these filings, Mentor fails to disclose the full impact on Mentor of the adverse rulings in its various patent litigations with Quickturn.

        Quickturn is seeking, among other things, injunctive relief to prevent Mentor from the continued execution of its unlawful tender offer and to protect Quickturn and its stockholders from Mentor's attempt to acquire Quickturn in a manner that violates the federal securities laws.

        Quickturn has also filed an answer denying all material allegations made in a complaint filed by Mentor.

        In addition, Quickturn made certain amendments, as previously announced, to its Preferred Shares Rights Agreement.

        Quickturn Design Systems, Inc. is the leading provider of verification products and time-to-market engineering (TtME/TM/) services for the design of complex integrated circuits and electronic systems. The company's products are used worldwide by developers of high-performance computing, multimedia, graphics and communications systems. Quickturn is headquartered at 55 W. Trimble Road, San Jose, CA 95131-1013; Telephone: 408/914-6000. For more information, visit the Quickturn Web site at www.quickturn.com or send e-mail to info@quickturn.com.